Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒             Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐            No     ☒.

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Media Releases /ASX Announcements

Exhibit 1 – Acquisition of injectable multivitamin suite of products

Exhibit 2 – Ivax receives approval for Paxene in Europe

Exhibit 3 – Mayne successfully completes off-market share buy-back

Exhibit 4 – Final Share Buy-Back Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/S/ KAREN KEE
Name: Karen Kee
Title: Company Secretary

Date:  1 April 2004

EXHIBIT 1

Media Release

1 March 2004

Mayne announces acquisition of

injectable multivitamin suite of products from aaiPharma

Mayne today announced a strengthening of its specialty pharmaceutical focus through the acquisition of the suite of injectable multivitamin products currently marketed in the US by aaiPharma Inc.

The acquisition is part of Mayne’s strategy to focus on the research, development, manufacture and sale of specialty pharmaceuticals with a particular emphasis on generic, injectable oncology treatments (anti-cancer drugs—primarily cytotoxic agents) and related therapeutic areas. It also fits with Mayne’s increasing presence in branded generics and proprietary products which are marketed to specialists such as oncologists, urologists and anaesthetists.

The acquired products include the branded generics M.V.I. Adult™, M.V.I. Pediatric®, Aquasol A® and Aquasol E®. Injectable multivitamins are used to provide vitamin intake to patients on total parenteral nutrition. These are typically patients in a hospital’s intensive care unit or following bowel surgery or serious burns but are also associated with some oncology treatments. Current estimates indicate that aaiPharma has approximately 70% of the US injectable multivitamin market.

The contract purchase price is $US100 million, plus a further $US5 million upon by approval by the US FDA of a new formulation.

The products are currently manufactured under several contract arrangements which Mayne plans to progressively insource to its Aguadilla site.

The acquisition is expected to complete by June 2004 subject to satisfaction of conditions precedent. For the 2005 financial year Mayne expects additional earnings before interest, tax and amortisation (EBITA) of approximately $US11 million. Synergies from manufacturing insourcing will commence in the 2006 financial year.

Mayne has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services) and health-related consumer products.

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Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Ph: 03 9868 0886	Ph: 03 9868 0380
Mob: 0411 126 455	Mob: 0407 335 907

EXHIBIT 2

Media Release

12 March 2004

Ivax Receives European Commission Approval for Paxene in Europe

Ivax Corporation (AMEX:IVX) has announced that it has received approval from the European Commission for the extension of the indication of the existing marketing authorization for Ivax’s proprietary injectable paclitaxel (Paxene®) to include treatment of metastatic breast cancer and metastatic ovarian cancer in the 15 member states of the European Union.

On 25 February 2004, Mayne Group Limited (ASX:MAY) advised that it had entered into an agreement with Ivax for the manufacture, marketing and distribution of Paxene® in Europe.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that the European Commission’s approval of Paxene® was an exciting development and would likely mean that Paxene® would be early to market in most major countries in Europe.

Mr James said, “The approval of Paxene® by the European Commission at this time is a significant win for both Mayne and Ivax and our early entry into this market will help enable us to maximise this opportunity.”

“The Ivax agreement and regulatory approval is the final piece in our global paclitaxel strategy and builds upon the paclitaxel asset acquisitions completed in the first half. Mayne has now established a strong, integrated position in the supply and sale of a core anti-cancer molecule around the world,” he said.

Subject to the timing of local regulatory approvals, Mayne expects to launch Paxene® into a small number of European countries in late fiscal 2004 and all remaining countries covered by the agreement with Ivax in fiscal 2005.

Paclitaxel is the active pharmaceutical ingredient in Taxol®, a drug marketed by Bristol-Myers Squibb for the treatment of various cancers. According to IMS data, annual European sales of Taxol® are approximately US$450 million.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services) and health-related consumer products.

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Media and investor enquiries:

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

EXHIBIT 3

Media Release

22 March 2004

Mayne successfully completes off-market share buy-back

Mayne Group Limited (Mayne) today announced the successful completion of its off-market share buy-back. A total of 101.3 million shares will be bought back at $3.55 per share totalling $359.7 million. This represents 13.7% per cent of Mayne’s issued capital. The buy-back price of $3.55 represents a 4.4% premium to Mayne’s closing price on Friday 19 March and is within the range of premiums paid in like situations.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said the Buy-Back Price of $3.55 was the price in the tender range that enabled Mayne to repurchase the number of shares it was targeting to buy back as part of the tender process.

“The Buy-Back Tender has demonstrated our commitment to manage Mayne’s balance sheet and has proven to be an efficient way of returning surplus capital to shareholders following the sale of Mayne’s hospitals division,” Mr James said.

All shareholders who tendered shares into the buy-back at any of the specified prices from $2.80 to $3.55 (inclusive), or as a Final Price Tender, will receive $3.55 per share for all of those shares. All shares that were tendered at $3.70 or above will not be bought back. Shares tendered into the Buy-Back Tender that have not been bought back by Mayne are expected to be released to shareholders’ holdings today.

Proceeds cheques will be mailed to successful tendering shareholders by Wednesday, 31 March 2004.

Mayne had previously stated that, subject to market conditions and any attractive capital redeployment opportunities, it intends to purchase shares to a value of up to $500 million under its buy-back programs. Mayne will continue any such purchases in the form of on-market buy-backs.

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For further information, please call Mayne Group Limited Investor Information Line on 1300 727 265 or for:

Media and investor enquiries:

Larry Hamson

General Manager Corporate Relations

Phone: (+61) 3 9868 0380

Mob: (+61) 0407 335 907

Appendix 3F

Final share buy-back notice

EXHIBIT 4

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN

Mayne Group Limited	56 004 073 410

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions as modified

Details of all shares bought back

2	Number of shares bought back	101,320,632

3	Total consideration paid or payable for the shares	$359,688,243.60

4	If buy-back is an on-market buy-back—highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Appendix 3F

Final share buy-back notice

Compliance statement

1.	The company is in compliance with all Corporation’s Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/S/ KAREN PING-HUAY KEE (Director/Company secretary)	Date: 22 March 2004

Print name:  Karen Ping-Huay Kee

== == == == ==

+ See chapter 19 for defined terms.